SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/9/2010


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management LLC., Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,401,074

8. SHARED VOTING POWER
624,367

9. SOLE DISPOSITIVE POWER
2,025,641
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,025,641

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.73%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Liberty All-Star Growth Fund.("ASG" or the "Issuer").
The principal executive offices of ASG are located at

1290 Broadway, Suite 1100
Denver, Colorado 80203


Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Brooklyn Capital Management LLC., Phillip Goldstein, 60 Heritage Drive
Pleasantville, NY 10570 a principal of Bulldog Investors and
Andrew Dakos, Park 80 West,Saddle Brook, NJ 07663, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State (the Securities Division) filed a complaint against Bulldog Investors, Messrs. Goldstein, Samuels, Dakos and Das and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by making information about certain unregistered investments available on their website and by sending material about such investments to an individual who requested it. On October 17, 2007 the Secretary issued a cease and desist order based on the same allegations and ordered that a fine be imposed on the Bulldog Parties of $25,000. On November 15, 2007 the Bulldog Parties filed an appeal of the Secretary's October 17, 2007 order in the Massachusetts Superior Court. On February 12, 2009, the Massachusetts Superior Court upheld the Secretary's October 17, 2007 order. The Bulldog parties further appealed the ruling of the Massachusetts Superior Court to Massachusetts Appeals Court. Oral argument in the Massachusetts Appeals Court is scheduled for November 12, 2009.


ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


ITEM 4. PURPOSE OF TRANSACTION
An affiliate of the filing persons intend to solicit proxies at the annual meeting in opposition to the issuer's board of directors with respect to each proposal to be voted upon by stockholders.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the Form N-Q filed on November 23,2009 there were 30,080,350 shares of common stock outstanding as of 09/30/09 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management LLC., Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 2,025,641 shares of ASG or 6.73% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of ASG were purchased:

Date:		        Shares:		Price:
12/18/09		103,800		3.2492
12/21/09		36,800		3.2698
12/22/09		55,300		3.2964
12/23/09		13,000		3.3162
12/24/09		18,100		3.3432
12/28/09		70,300		3.3814
12/28/09		10,000		3.3650
12/28/09		15,306		3.3252
12/29/09		39,000		3.3900
12/29/09		8,439		3.2701
12/30/09		69,011		3.3802
12/31/09		22,700		3.3763
01/04/10		49,000		3.4176
01/05/10		118,991		3.4473
01/06/10		38,770		3.4691
01/07/10		36,305		3.4612
01/08/10		61,862		3.4559
01/11/10		48,901		3.4823
01/12/10		10,125		3.4482
01/13/10		12,905		3.4799
01/14/10		515		3.4897
01/15/10		37,540		3.4460
01/19/10		23,820		3.4779
01/20/10		8,694		3.4397
01/21/10		28,194		3.4079
01/22/10		27,764		3.3565
01/25/10		45,729		3.3485
01/25/10		3,000		3.4500
01/26/10		1,820		3.3371
01/27/10		29,669		3.3147
01/28/10		41,826		3.3252
01/29/10		23,061		3.2701
02/01/10		15,886		3.3042
02/01/10		5,814	 	3.3042
02/03/10		800		3.3200
02/04/10		31,755		3.2554
02/04/10		11,621		3.2554
02/05/10		6,950		3.1742
02/05/10		2,544		3.1742
02/05/10		10,000		3.1900
02/08/10		13,448		3.2151
02/08/10		4,922		3.2150
02/09/10		40,283		3.2505
02/10/10		66,584		3.2695
02/10/10		23,443		3.2695
02/11/10		78,527		3.2806
02/11/10		27,647		3.2806
02/12/10		1,900		3.2890
02/12/10		11,300		3.2900
02/12/10		25,000		3.3000
02/12/10		3,000		3.2980
02/16/10		30,071		3.3565
02/16/10		85,411		3.3565
02/17/10		20,825		3.4270
02/18/10		15,086		3.4753
02/18/10		42,849		3.4753







d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 02/19/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos